VELOCITY OIL AND GAS, INC.

Office of the President & Chief Executive Officer

January 27, 2009

Dear Sir/Madam,

Re:  New Outlook, 2009, Velocity Oil and Gas, Inc. (VOIG: OTCBB)

Introduction

As I build the Management team, which I lead,  and help the Company formulate and act on strategic plans for the New Year,  I thought it wise to set out a condensed version of our New Outlook for this New Year of 2009.

Our goals are in sharper focus as the USA and even the World faces economic stress, with a tremendous concern on energy----finding and producing oil and gas especially when our Nation is faced with war and threats.

While we build assets, operations, and shareholder value, we appreciate the consideration we seek as a small company trying to employ more people, a small contribution to the battle against rising unemployment, and develop and flow producing oil and gas ventures seeking profits and national security in light of the new President and his new administration;  their goal of reducing our country reliance upon foreign oil and gas.

Background & Plans

Our operations and assets are focused and ongoing, as is typical with most oil and gas exploration companies, being summarized in stages, which may flow systematically or overlap or shift:  establish protocols for property/deal acquisition and drilling plans including locating, negotiating, analyzing and acquiring properties or deal opportunities, selecting team players in oil and gas; and next step being major funding, exploring, producing and selling what may be the World's most valuable commodity after food, air and water, Energy, with a capital "E."

While the Company was incorporated in April of 2006 to develop upstream oil and gas properties, after a considerable selection period with hard work and efforts, the Company operations helped us to acquire an interest in five offshore exploration licenses in the Gulf of Mexico in November 2007. The portfolio was further enhanced in 2008 when the Company secured participation in the upcoming drilling of West Cameron 629 and converted its “participation rights” in South Marsh Island 138 to a full 40% “working interest," the results of planning, work and negotiations. We don't believe we are a shell company, given our active business pursuit beyond nominal or no operations and assets unrelated to cash and cash equivalents. These assets place operational demands on us to foster and monitor the third party relationships, stay abreast of the scientific and related research and innovations, such as geological information, and operate in a viable fashion the early stages of what may be a major oil and gas player in the time ahead.

The Company is now intent on raising exploration funds to drill at least two wells in 2009.

With the current oil price and financial markets on the rise again we believe that the prospects for a successful company are excellent.

We are also very focused on joint venture and other deals with industry members so as to pool resources and relationships spreading out initial costs at the acceptable condition of sharing in results. We intend to actively seek candidates to work closely with us. For example, while we may have drilling rights, we may not have the resources another firm has to undertake the drilling, and working together we may build ongoing team projects.

Of course we are always evaluating new projects for Velocity and acquiring production in 2009 is the highest priority. While we stay focused on oil and gas, we are considerate of related energy pursuits that may have synergy with our plans, such as green or alternative energy technologies which need a company like ours to partner with to move to the next level.

One word of caution. The oil and gas industry is highly volatile, capital intensive and exploration for hydrocarbons is risky. Velocity is a development  company compounding those risks and whilst we have the confidence that we can make Velocity a success, no success is assured.

We look forward to working with you and returning, if successful, significant value to our patient Velocity shareholders.

Sincerely Yours,

James Moses
President & CEO